

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 12, 2024

VIA EMAIL

John.Lively@Practus.com

John G. Lively
Practus, LLP
11300 Tomahawk Creek Parkway, Suite 310
Leawood, Kansas 66211

Re: ETF Opportunities Trust, et al.; File No. 803-00275

Dear Mr. Lively:

By Form APP-WD filed with the Securities and Exchange Commission on November 6, 2024, you requested the above-captioned application, filed on October 25, 2024, be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas Ahmadifar

Branch Chief
Chief Counsel's Office

cc: Barbara T. Heussler